SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934*
                               (Amendment No. 7)

                           COMPANHIA DE BEBIDAS DAS
                               AMERICAS-AMBEV
                               (Name of Issuer)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                  (Translation of Issuer's Name into English)

                       COMMON SHARES, WITHOUT PAR VALUE

    AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100 COMMON SHARES,
         WITHOUT PAR VALUE, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                        (Title of Class or securities)

                                   20441W104
                                (CUSIP Number)


                             CARLOS ALVES DE BRITO
                  COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
                      RUA DR. RENATO PAES DE BARROS 1017
                         04530-001 - SAO PAULO, SP
                                    BRAZIL
                               (55-11) 2122-1505

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)


                                   COPY TO:
                              DAVID MERCADO, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1000

                                 MARCH 3, 2004
                 (Date of Event to Which This Filing Relates)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 20441W104
------- ------------------------------------------------------------------------
        Names of Reporting Persons
        FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE BENEFICENCIA
  1     IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
------- ------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
  2     (a)  [x]
        (b)  [_]
------- ------------------------------------------------------------------------
  3     SEC Use Only
------- ------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        OO
------- ------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e)     [_]
------- ------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         11,159,903,166 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         11,159,903,166 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,159,903,166 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
------- ------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [_]
------- ------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      71.39%(1,2)
------- ------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------

1/ Does not include the 888,214,820 AmBev Common Shares owned by S-Braco, which are not subject to the AmBev Shareholders' Agreement. S-Braco controls Braco and, indirectly through Braco, ECAP.


2/ Fundacao, Braco and ECAP are parties to the AmBev Shareholders'
Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by
Fundacao, Braco and ECAP, respectively).  On March 3, 2004, S-Braco,
Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC
S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         BRACO S.A.

         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         11,159,903,166 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         11,159,903,166 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,159,903,166 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         71.39%(1,2)
-------- -----------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         HC
--------------------------------------------------------------------------------

1/ Does not include the 888,214,820 AmBev Common Shares owned by S-Braco, which are not subject to the AmBev Shareholders' Agreement. S-Braco controls Braco and, indirectly through Braco, ECAP.


2/ Fundacao, Braco and ECAP are parties to the AmBev Shareholders'
Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by
Fundacao, Braco and ECAP, respectively).  On March 3, 2004, S-Braco,
Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC
S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         Federative Republic of Brazil
-------- -----------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         11,159,903,166 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         11,159,903,166 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,159,903,166 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]>
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       71.39%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------

1/ Does not include the 888,214,820 AmBev Common Shares owned by S-Braco, which are not subject to the AmBev Shareholders' Agreement. S-Braco controls Braco and, indirectly through Braco, ECAP.


2/ Fundacao, Braco and ECAP are parties to the AmBev Shareholders'
Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by
Fundacao, Braco and ECAP, respectively).  On March 3, 2004, S-Braco,
Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC
S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         S-BRACO PARTICIPACOES S.A.

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------

1/ S-Braco is indirectly wholly-owned by Messrs. Lemann, Sicupira and Telles. See Item 6.


2/ Includes the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and ECAP. S-Braco controls Braco and, indirectly through Braco, ECAP. Fundacao, Braco and ECAP are parties to the AmBev
Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by
Fundacao, Braco and ECAP, respectively).  On March 3, 2004, S-Braco,
Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC
S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         JORGE PAULO LEMANN

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         10
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         10
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,996 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
-------- -----------------------------------------------------------------------

1/ Mr. Lemann is a party to the Shareholders' Voting Rights Agreement with Messrs. Sicupira and Telles. Pursuant to that agreement, Messrs. Lemann, Sicupira and Telles share control of S-Braco. See Item 6.


2/ Includes the 888,214,820 AmBev Common Shares directly owned by S-Braco and the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and ECAP. S-Braco controls Braco and, indirectly through Braco, ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         5
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         5
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,991 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

1/ Mr. Sicupira is a party to the Shareholders' Voting Rights Agreement with Messrs. Lemann and Telles. Pursuant to that agreement, Messrs. Lemann, Sicupira and Telles share control of S-Braco. See Item 6.


2/ Includes the 888,214,820 AmBev Common Shares directly owned by S-Braco and the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and ECAP. S-Braco controls Braco and, indirectly through Braco, ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         MARCEL HERRMANN TELLES

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
   3     SEC Use Only
-------- -----------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     OO
-------- -----------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [_]
-------- -----------------------------------------------------------------------
         Citizenship or Place of Organization
   6     FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         5
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         5
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,991 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

1/ Mr. Telles is a party to the Shareholders' Voting Rights Agreement with Messrs. Lemann and Sicupira. Pursuant to that agreement, Messrs. Lemann, Sicupira and Telles share control of S-Braco. See Item 6.


2/ Includes the 888,214,820 AmBev Common Shares directly owned by S-Braco and the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and ECAP. S-Braco controls Braco and, indirectly through Braco, ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

Item 1.      Security and Issuer.

             This Schedule 13D relates to common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

Item 2.      Identity and Background.

             (a), (b), (c), (f) This Schedule 13D is being filed by (i) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de
Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"), (ii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"),
(iii) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (iv) S-Braco Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("S-Braco"), (v) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"), (vi) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira") and (vii) Marcel Hermann Telles, a Brazilian citizen ("Mr. Telles").

             Fundacao is a tax-exempt charitable foundation. The address of Fundacao's principal offices (where Fundacao carries out its principal business) is Av. Brigadeiro Faria Lima, 3900, 11o andar, cj. 1101, CEP 04538-132, Sao Paulo, SP, Brazil. Prior to April 25, 2003,
Fundacao's principal offices were located at Alameda Itu 852. no 19, Cerqueira Cesar, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D.

             Braco is an investment company, substantially all the assets of which consist of shares of AmBev and ECAP. Approximately 84.6% of the common shares of Braco are owned by S-Braco. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of Braco are set forth in Annex A to this
Schedule 13D.

             ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are owned by Braco. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7& andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D.

             S-Braco is an investment company, substantially all the assets of which consist of shares of AmBev and Braco. 50%, 25% and 25%, respectively, of the common shares of S-Braco are indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four holding companies, Santa Judith Participacoes
S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"),
Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prude^ncia Participacoes S.A. ("Santa Prudencia"), each a corporation incorporated under the laws of the Federative Republic of Brazil. All of the common shares of Santa Judith and Santa Irene are owned by Mr. Lemann and all of the common shares of Santa Estela and Santa Prudencia are owned by Mr. Sicupira and Mr. Telles, respectively. The address of S-Braco's principal offices (where S-Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP,
Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of S-Braco are set forth in Annex A to this Schedule 13D.

             Mr. Lemann is a partner of GP Investimentos Ltda., an officer of Braco, President of ECAP and S-Braco, the chairman of the board of directors of S-Braco and a director of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP,
Brazil. Mr. Lemann also directly owns, in his individual capacity, 10 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

             Mr. Sicupira is a partner of GP Investimentos Ltda., an officer of Braco and ECAP and a director of AmBev and S-Braco. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905,
Sao Paulo, SP, Brazil. Mr. Sicupira also directly owns, in his individual capacity, 5 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

             Mr. Telles is a partner of GP Investimentos Ltda., a co-chairman of the Board of Directors of AmBev, a director of S-Braco, an officer of Braco and ECAP and a trustee of Fundacao. His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil. Mr. Telles also directly owns, in his individual capacity, 5 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

             Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, are parties to a shareholders' agreement relating to AmBev and its subsidiaries. Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr.
Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties, are parties to a shareholders' voting rights agreement relating to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-Braco, Braco, ECAP and AmBev. Additionally, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, and S-Braco as acknowledging party, are parties to a shareholders' property rights agreement relating to the disposition of shares of S-Braco.

             (d), (e) During the last five years, none of Fundacao, Braco, ECAP, S-Braco, Mr. Lemann, Mr. Sicupira or Mr. Telles, or any executive officer or director of Fundacao, Braco, ECAP or S-Braco, or any person controlling Fundacao, Braco, ECAP or S-Braco, or any executive officer or director of a controlling shareholder of Fundacao, Braco, ECAP or S-Braco has been convicted in a criminal proceeding (excluding traffic

11

violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             On March 3, 2004, the SB Group Companies entered into a Contribution and Subscription Agreement pursuant to which they have agreed, upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, to transfer all of the issued and outstanding AmBev Common Shares beneficially owned by the reporting persons by virtue of their interests in the SB Group Companies to Interbrew in exchange for 141,712,000 newly-issued ordinary shares of Interbrew.

Item 4.      Purpose of Transaction.

             (a), (d), (e), (f), (g), (h), (i) On March 3, 2004, S-Braco,
Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement"). S-Braco controls, directly or indirectly, all of the other SB Group Companies. The Stichting is a foundation organized under Dutch law which currently holds, on behalf of EPS and affiliates of EPS, 275,056,026 ordinary shares of Interbrew, representing approximately 63.72% of the outstanding ordinary shares of Interbrew.\1\ On the same date, AmBev entered into an Incorporacao Agreement (the "Incorporacao Agreement") with Interbrew, Labatt Brewing Canada Holding Ltd. ("Mergeco"), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of Interbrew, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada and an indirect wholly owned subsidiary of Interbrew ("Labatt").

             Pursuant to the Contribution and Subscription Agreement, the SB Group Companies will reorganize their direct and indirect holdings of Ambev Common Shares such that, upon closing of the transactions contemplated by the Contribution and Subscription Agreement (the "CSA Transactions"), an SB Group Company (BRC) will contribute to Interbrew 100% of the capital stock of another SB Group Company (Tinsel Lux) that will indirectly own (i) all of the Ambev Common Shares currently held by S-

------------------------------------

        /1/ Based on publicly available information, the reporting persons believe that: The Stichting was organized by members of several Belgian families who collectively hold a controlling interest in Interbrew as a means to consolidate their shareholdings in Interbrew. In exchange for each Interbrew Share transferred to it, the Stichting issues to the transferee a certificate representing such share. The Stichting votes all of the Interbrew Shares held by it at general and extraordinary meetings of Interbrew and is managed by a board of directors. The Stichting receives all dividends in respect of the Interbrew Shares held by it for distribution to its certificate holders. EPS, an entity affiliated with such Belgian families, currently holds 176,000,000 Stichting certificates, and the Stichting currently holds 275,056,026 Interbrew Shares, representing approximately 63.72% of all outstanding Interbrew Shares.

Braco and Braco and (ii) approximately 98.64% of the capital stock of ECAP. In exchange for the contribution to Interbrew of 100% of the capital stock of Tinsel Lux, Interbrew will issue to BRC 141,712,000 ordinary shares of Interbrew (the "Interbrew Shares"). The closing of the CSA Transactions is subject to the satisfaction of various conditions, including the approval of the applicable antitrust authorities and the closing of the transactions contemplated by the Incorporacao Agreement. The Contribution and Subscription Agreement can be terminated by mutual consent of the SB Group Companies and Interbrew, or by either the SB Group Companies or Interbrew if, prior to closing, the Incorporacao Agreement is terminated in accordance with its terms.


             Upon closing of the CSA Transactions, Mr. Lemann, Mr. Sicupira and Mr. Telles would beneficially own, through their interests in BRC, the Interbrew Shares to be acquired by BRC, and Interbrew would beneficially own the Ambev Common Shares that are currently beneficially owned by Mr. Lemann, Mr. Sicupira and Mr. Telles by virtue of their interests in the SB Group Companies.

             Pursuant to the Contribution and Subscription Agreement, each party has agreed to a "no solicitation" provision which will remain in effect until the closing of the CSA transactions or, if the closing does not occur and the agreement is terminated, for two years following the date of termination. The "no solicitation" provision generally restricts the right of any of the SB Group Companies, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, to attempt to acquire control over one another without the prior written consent of the board of directors of the "target" party, and restricts the ability of each party to solicit or enter into agreements that would enable a third party to acquire control over it.

             In addition, pursuant to the Contribution and Subscription Agreement, the SB Group Companies have agreed not to transfer, directly or indirectly, any shares or interests in any SB Group Company or any shares or interests in AmBev. Similarly, EPS and the Stichting have agreed not to transfer, directly or indirectly, 252,000,000 Interbrew Shares (including any Stichting certificates representing the 252,000,000 Interbrew Shares or any other interests in the 252,000,000 Interbrew Shares). These restrictions on transfer will terminate upon the closing of the CSA Transactions, or, if the closing does not occur, upon the termination of the CSA in accordance with its terms.

             The Contribution and Subscription Agreement also contains certain restrictions on the business and activities of the SB Group Companies and AmBev, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, until the closing of the CSA Transactions. In general, these restrictions obligate the parties to conduct their respective businesses in the ordinary course consistent with past practice and impose certain limitations with respect to, among other things, the incurrence of debt beyond a specified amount, significant acquisitions or dispositions, and issuances of stock.

             The Contribution and Subscription Agreement provides that, as required by Brazilian law, Interbrew will make a mandatory tender offer ("MTO") following the closing of the CSA Transactions for all shares of AmBev common stock not owned by it. As required by Brazilian law, the price to be paid by Interbrew for each share of AmBev common stock pursuant to the MTO will be an amount equal to 80% of the per share consideration received by the SB Group Companies in respect of the contribution of the Ambev Common Shares beneficially owned by the reporting persons to Interbrew.

               (b) In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, Rayvax Societe d' Investissements SA, an affiliate of EPS ("Rayvax") and the Stichting entered into a shareholders agreement (the "Interbrew Shareholders Agreement") to become effective with respect to its operative provisions upon the closing of the CSA Transactions. The Interbrew Shareholders Agreement will provide for BRC and EPS to hold their interests in Interbrew through the Stichting and will address, among other things, certain matters relating to the governance and management of the Stichting and Interbrew as well as the transfers of interests in Interbrew. Upon the closing of the CSA Transactions, BRC will transfer all 141,712,000 of its Interbrew Shares to the Stichting in exchange for 141,712,000 Stichting certificates, and EPS will hold at least 180,000,000 Stichting certificates (representing 180,000,000 Interbrew Shares). The 321,712,000 Interbrew Shares anticipated to be held by the Stichting upon the closing of the CSA transactions will represent approximately 56% of all issued and outstanding Interbrew Shares at that time.

               Pursuant to the terms of the Interbrew Shareholders Agreement, BRC and EPS will jointly and equally exercise control over the Stichting and the Interbrew Shares held by the Stichting. Among other things, BRC and EPS have agreed that the Stichting will be managed by an eight-member board of directors and that they each will have the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any action to be taken by the Stichting board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the Interbrew Shares it will hold on behalf of BRC and EPS, including how the Stichting's Interbrew Shares will be voted at all general and extraordinary shareholder meetings of Interbrew, will be made by the Stichting board. In addition, the Interbrew Shareholders Agreement will provide that the board of directors of Interbrew will have between 12 and 14 members, four of which will be nominated by EPS, four of which will be nominated by BRC and four to six of which will be independent directors nominated by the Stichting's board.

             The Interbrew Shareholders Agreement will require the Stichting's board to meet prior to each shareholder meeting of Interbrew to determine how
the Stichting's Interbrew Shares will be voted.   In addition, the Interbrew
Shareholders Agreement will require Interbrew's by-laws to require shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting Interbrew, including issuances of stock, mergers, large acquisitions and dispositions and changes in Interbrew's dividend policy. The Interbrew Shareholders Agreement will also provide for Interbrew's by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of Interbrew's CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

             The Interbrew Shareholders Agreement will also contain procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement will provide for a "buy/sell" procedure by which the party that desires to vote in favor of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: the dissenting party must either buy the approving party's Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The "buy/sell" procedure will not be exercisable by either BRC or EPS for the first five years after the closing of the CSA Transactions and will also impose a 360 day "cooling off" period before the procedure may be exercised following any deadlock.

             The Interbrew Shareholders Agreement will provide for restrictions on the ability of BRC and EPS to transfer their Stichting certificates (and consequently their Interbrew Shares held through the Stichting). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting certificates (representing 180,000,000 Interbrew Shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting certificates (representing 141,712,000 Interbrew Shares). In addition, the Interbrew Shareholders' Agreement will require certain affiliates of EPS whose Interbrew Shares are not held through the Stichting to vote their Interbrew Shares in the same manner as the Interbrew Shares held by the Stichting and will restrict such affiliates' ability to transfer their Interbrew Shares in a manner that would disrupt the orderly trading of the Interbrew Shares. In addition, under the Interbrew Shareholders Agreement, EPS and BRC will agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

             The Interbrew Shareholders Agreement will remain in effect for an initial term of 20 years from the date of closing of the CSA transactions. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting's organizational documents (its Conditions of Administration and By-Laws) and Interbrew's by-laws, which reflect and implement the agreements contained in the Interbrew Shareholders Agreement, will take effect upon the closing of the CSA Transactions.

             In connection with the Contribution and Subscription Agreement, on March 3, 2004, Interbrew, Mr. Lemann, Mr. Sicupira and Mr. Telles entered into a lock-up agreement whereby Mr. Lemann, Mr. Sicupira and Mr. Telles have agreed not to transfer, directly or indirectly, or consent to or permit any transfer of, any AmBev shares held directly or indirectly by them to any person, and to vote and cause any entities they control that hold AmBev shares to vote in favor of the CSA Transactions and the other transactions contemplated by the CSA, including the Incorporacao and the Incorporacao Agreement, at any AmBev shareholders meeting where these items are on the agenda. The transfer restrictions in the lock-up agreement expire on the earliest of (i) the closing of the Contribution and Subscription Agreement, (ii) the date of termination of the CSA Transactions and (iii) June 30, 2005. The voting restrictions in the lock-up agreement terminate on the earlier of (i) the closing of the CSA Transactions and (ii) the date of termination of the Contribution and Subscription Agreement.

             In connection with the Contribution and Subscription Agreement, on March 3, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 Interbrew Shares that are not held on their behalf by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS and certain affiliates that, beginning July 1, 2005, they will effect any sales of Interbrew Shares not required to be held by the Stichting on their behalf pursuant to Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the Interbrew Shares.

             In connection with the Contribution and Subscription Agreement, on March 2, 2004, five members of the Belgian families that control the Stichting signed a letter addressed to Mr. Lemann, Mr. Sicupira and Mr. Telles confirming that all of the outstanding certificates issued by the Stichting are owned or controlled by members of such families and that, until the closing of the CSA Transactions, at least 252,000,000 Stichting certificates will remain owned or controlled by members of such families.

               (b), (e) Pursuant to the Incorporacao Agreement and immediately after the consummation of the CSA Transactions, a wholly owned subsidiary of Interbrew ("Mergeco"), which will own Labatt as of such time, will be merged into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao"), and Interbrew, as the sole shareholder of Mergeco, will receive 9,532,468,614 newly issued Common Shares and 13,812,648,539 newly issued Preferred Shares of AmBev (the "New AmBev Shares"), subject to reduction, as described below. Prior to the closing of the Incorporacao, Interbrew will cause Labatt and its subsidiaries to undertake a restructuring (the "Restructuring") to transfer certain businesses held by Labatt and its subsidiaries that are not being acquired by AmBev to other affiliates of Interbrew. As a result of the Restructuring, prior to the effective time of the Incorporacao, Mergeco will own, in effect, directly or indirectly, all of the issued and outstanding shares of Labatt Holding B.V., a corporation organized under the laws of the Netherlands ("Labatt Holdco"), and Labatt Holdco will own all the capital stock of Labatt. After the consummation of the Incorporacao, AmBev will own 100% of the capital stock of Labatt Holdco, and indirectly, of Labatt.

               Labatt and Interbrew will be permitted, until the closing of the Incorporacao, to negotiate with Fomento Economico Mexicano, S.A. de C.V., a societa anonima de capital variable ("Femsa"), or any of its subsidiaries (i) to sell Labatt's approximately 30% equity interest (the "Femsa Cerveza Interest") in Femsa Cerveza, S.A. de C.V., a societa anonima de capital variable ("Femsa Cerveza"), to Femsa, (ii) repurchase the approximately 30% minority interest in LF Holdings I L.L.C., a Delaware limited liability company, to and LF Holdings II L.L.C., a Delaware limited liability company (collectively, "Labatt USA") held by Femsa and (iii) to terminate, amend or restate certain related distribution agreements between Femsa Cerveza and Labatt USA.

             In the event that the transfer of the Femsa Cerveza Interest to Femsa is consummated, or such interest is distributed or transferred to Interbrew or a subsidiary of Interbrew other than Labatt or any of the Labatt subsidiaries being acquired by AmBev, at or prior to the closing of the Incorporacao, the number of New AmBev Shares to be issued in the Incorporacao to Interbrew (or its subsidiaries) shall be adjusted by
(x) reducing the number of AmBev Common Shares to be issued pursuant to the Incorporacao by 1,666,286,732 AmBev Common Shares to 7,866,181,882 Ambev Common Shares and (y) reducing the number of AmBev Preferred Shares to be issued pursuant to the Incorporacao by 2,414,467,220 AmBev Preferred Shares to 11,398,181,319 AmBev Preferred Shares.

             As a result of the Restructuring and other permitted transfers, Labatt's business and assets to be acquired by AmBev are anticipated to constitute the Canadian-based operations and assets of Labatt and its subsidiaries, and to the extent no transaction has been consummated in respect of the Femsa Cerveza Interest or Labatt USA, the Femsa Cerveza Interest and/or Labatt's equity interest in Labatt USA.

             If a transfer of the Femsa Cerveza Interest is not consummated prior to the closing, the execution and delivery of the Incorporacao
Agreement and the consummation of the transactions contemplated by the Incorporacao Agreement may give Femsa or a subsidiary of Femsa the right to repurchase the Femsa Cerveza Interest, to require Labatt to purchase its equity interest in Labatt USA and to terminate the related distribution agreements. The amount of consideration paid by AmBev in respect of the Femsa Cerveza Interest and Labatt USA will be subject to further adjustment under certain circumstances after the closing of the Incorporacao.

             Pursuant to the Incorporacao Agreement, AmBev has generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the agreement, not to, directly or indirectly, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or securities convertible into equity securities of Interbrew or any of its affiliates or subsidiaries,
(ii) propose to enter into, directly or indirectly, any merger or business combination involving Interbrew or any of its subsidiaries, (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise), the management or policies of Interbrew or any of its subsidiaries, (iv) solicit, initiate or encourage any proposal for an amalgamation, a merger or other business combination, sale of securities, sale of substantial assets, joint venture, or similar transaction involving AmBev (an "AmBev Bid"), (v) enter into any agreement with respect to any AmBev Bid,
(vi) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any AmBev Bid, (vii) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, or (vii) disclose any intention or plan inconsistent with the foregoing.

             Each of Interbrew and Labatt have generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the agreement, not to, directly or indirectly (i) solicit, initiate or encourage any proposal for an amalgamation, merger or other business combination, sale of securities, sale of substantial assets, joint venture or similar transaction involving Labatt or any of its subsidiaries (an "Other Labatt Bid"), (ii) enter into any agreement with respect to any Other Labatt Bid, (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Other Labatt Bid or (iv) disclose any intention or plan inconsistent with the foregoing. In addition, pursuant to the Incorporacao Agreement, Interbrew has agreed not to transfer any of the capital stock of Labatt or any interest therein, or enter into any contract, option or other arrangement with respect to the transfer (including any profit sharing or other derivative arrangement) of any of the capital stock of Labatt or any interest therein, except in compliance with the provisions of the Incorporacao Agreement.

          (d) In connection with the Contribution and Subscription Agreement, on March 2, 2004, the Fundacao, Braco, ECAP (the "Shareholders") and Mr. Lemann, Mr. Sicupira, Mr. Telles and Interbrew S.A., as intervening parties, executed the first amendment to the AmBev Shareholders Agreement (the "First Amendment to the AmBev Shareholders Agreement") to, among other things, (i) provide that each of the Shareholders may appoint two observers to the meetings of the board of directors of AmBev, without a right to vote; (ii) create a financial committee and an audit committee, and (iii) provide that Braco and ECAP shall have the right to elect, from among the directors they are entitled to appoint, one effective member and the respective alternate appointed by Interbrew.

          (e) The present capitalization of AmBev will be altered by the issuance by AmBev of the AmBev Shares upon the merger of MergeCo with and into AmBev, as provided in the Incorporacao Agreement. Furthermore, the First Amendment to the AmBev Shareholders Agreement provides for, among other things, the amendment of the AmBev by-laws to increase the mandatory minimum dividend to 35%.

             Other than as described above, none of Fundacao, Braco, ECAP, S-Braco, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of Fundacao, Braco, ECAP or S-Braco, or any executive officer or director of Fundacao, Braco, ECAP or S-Braco, has any current plans or proposals which relate to or would result in any of the events described in Items 4(a) through 4(j).

             The information contained in Item 6 below and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Item 5.      Interest in Securities of the Issuer.

             (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

             (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of AmBev Common Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of AmBev Common Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

             (c) There were no transactions in the AmBev Common Shares that were effected during the past sixty days by Fundacao, Braco, ECAP, S-
Braco, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of Fundacao, Braco, ECAP or S-Braco, or any executive officer or director of Fundacao, Braco, ECAP or S-Braco, other than those described in Item 3 above.

             (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned by Braco, ECAP, Fundacao, S-Braco, Mr. Lemann, Mr. Sicupira or Mr.
Telles.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             The information contained in Item 4 above and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

             On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev,
Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, entered into a shareholders' agreement (the "AmBev Shareholders' Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders' Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries, with Fundacao's representation limited to a maximum of four directors, appointable for so long as Fundacao holds a specified minimum number of AmBev Common Shares. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity. The AmBev Shareholders' Agreement also contains, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders' Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and
(e) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders. The AmBev Shareholders' Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

             The First Amendment to the AmBev Shareholders' Agreement amended the original AmBev Shareholders' Agreement to, among other things, (i) eliminate the right of first refusal, (ii) restrict the disposal of shares, directly or indirectly, by the Shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, as long as the corporate control of Interbrew is shared with Mr. Lemann, Mr. Sicupira and Mr. Telles, except for the indirect disposal of shares among Mr. Lemann, Mr. Sicupira and Mr. Telles or to Interbrew or its affiliates and other limited exceptions, (iii) terminate the provisions relating to purchase and sale option of the Shareholders, and
(iv) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco and ECAP to accelerate the termination of the AmBev Shareholders' Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the Fundacao is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundacao.

             As of August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively, the "Parties"), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-Braco, Braco, ECAP and AmBev. In the Shareholders' Voting Rights Agreement, each of the Parties (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-Braco, Braco, ECAP and AmBev in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-Braco shall consist of four members and that the executive committees of Braco and ECAP shall consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-Braco shall entitle its owner(s), at all times, to designate (i) one member of the Board of S-Braco, (ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's board of directors, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholders' Agreement). The Parties further agreed that resolutions concerning S-Braco, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-Braco, Braco, ECAP and AmBev and (b) prohibiting the pledging of shares of S-Braco, Braco, ECAP and AmBev by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares. The Shareholders' Voting Rights Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

             Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits.



Exhibit Description
No.

A. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prude^ncia and, as intervening parties, Mr. Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of S-Braco, Braco, ECAP and AmBev (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed on November 29, 2002 by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D. Joint Filing Agreement pursuant to Rule 13d-1 (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D relating to AmBev, filed on March 1, 2004 by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E. Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew.

F. Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, MergeCo and Labatt.

G.             Lock-up Agreement dated March 2, 2004 among EPS and BRC.

H.             Lock-up Agreement dated March 3, 2004 among Interbrew, Mr.
               Lemann, Mr. Sicupira and Mr. Telles.

I.             First Amendment to the AmBev Shareholders Agreement dated
               March 2, 2004 among Fundacao, Braco and ECAP, as well as AmBev,. Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation).

J. Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax.

K.             Form of Amended and Restated Interbrew By-laws (English
               Translation).

L.             Form of Amended Stichting By-laws (English Translation).

M.             Form of Stichting Conditions of Administration (English
               Translation).

N.             Letter dated March 2, 2004 to Mr. Lemann, Mr. Scipura and Mr.
               Telles.

                                            ANNEX A

                       Information Required as to Executive Officers and
                   Directors of S-Braco, Braco, ECAP and Trustees of Fundacao

                                      Trustees of Fundacao

------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Jose Heitor      Brazil           Av. Brigadeiro Faria Lima,            President              66,840
Attilio                           3900,
Gracioso                          11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Jose de Maio     Brazil           Av. Brigadeiro Faria Lima,            Trustee                42,840
Pereira da                        3900,
Silva                             11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Celso Neves      Brazil           Av. Brigadeiro Faria Lima,            Trustee                347,685
                                  3900,
                                  11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Dario de         Brazil           Av. Atlantica, 1440-Apt. 1001         Trustee                21,000
Almeida                           22021.001-Rio de
Magalhaes                         Janeiro/RJ-Brazil
------------------------------------------------------------------------------------------------------------
Victorio         Brazil           Rua Dr. Renato Paes de Barros,        Co-Chairman of         4,772,880
Carlos de                         no 1.017, 3o andar                    the Board of
Marchi                            cjs. 31 e                             Directors of AmBev
                                  32 04530-001, Sao Paulo, SP -
                                  Brazil
------------------------------------------------------------------------------------------------------------
Roberto          Brazil           Av. Brigadeiro Faria Lima,            Trustee                500,000
Herbster Gusmao                   3900,
                                  11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Marcel           Brazil           Rua Dr. Renato Paes de Barros,        Partner of GP          5(1)
Herrmann Telles                   no 1.017, 3o andar                    Investments Ltda.;
                                  cjs. 31 e                             Co-Chairman of
                                  32 04530-001, Sao Paulo, SP -         the Board of
                                  Brazil                                Directors of AmBev;
                                                                        member of the Board
                                                                        of Directors of
                                                                        S-Braco and Officer
                                                                        of Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jose Adilson     Brazil           Rua Dr. Renato Paes de Barros,        Retail Officer         None
Miguel                            no 1.017, 3o andar                    of AmBev
                                  cjs. 31 e
                                  32 04530-001, Sao Paulo, SP -
                                  Brazil
------------------------------------------------------------------------------------------------------------
Orlando de       Brazil           Av. Brigadeiro Faria Lima,            Trustee                21,420
Araujo                            3900,
                                  11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil

------------------------
    1    See also Item 5.

                                 Executive Officers of Braco(2)

------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Marcel           Brazil           Rua Dr. Renato Paes de Barros,        Partner of GP          5(3)
Herrmann Telles                   no 1.017, 3o andar                    Investimentos Ltda.;
                                  cjs. 31 e                             Co-Chairman of the
                                  32 04530-001, Sao Paulo, SP -         Board of Directors of
                                  Brazil                                AmBev; member of the
                                                                        Board of Directors of
                                                                        S-Braco and Officer of
                                                                        Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jorge Paulo      Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP          10(3)
Lemann                        3729 - 7o andar, CEP                      Investimentos Ltda.;
                              04538-905, Sao Paulo, SP,                 Officer of Braco;
                              Brazil                                    President of ECAP and
                                                                        S-Braco and Chairman of
                                                                        the Board of Directors
                                                                        of S-Braco
------------------------------------------------------------------------------------------------------------
Carlos Alberto   Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP          5(3)
da Veiga                      3729 - 7o andar, CEP                      Investimentos Ltda.;
Sicupira                      04538-905, Sao Paulo, SP,                 Officer of Braco and
                              Brazil                                    ECAP and member of the
                                                                        Board of Directors of
                                                                        S-Braco
------------------------------------------------------------------------------------------------------------
Roberto Moses    Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP          20
Thompson Motta                3729 - 7o andar, CEP                      Investimentos Ltda.;
                              04538-905, Sao Paulo, SP,                 Officer of Braco,ECAP
                              Brazil                                    and S-Braco
------------------------------------------------------------------------------------------------------------


-------------------------
     2    In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.

     3    See also Item 5.

                                  Executive Officers of ECAP(4)
------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Marcel           Brazil           Rua Dr. Renato Paes de Barros,        Partner of GP          5(5)
Herrmann Telles                   no 1.017, 3o andar                    Investimentos Ltda.;
                                  cjs. 31 e    Board of Directors of    Co-Chairman of the
                                  32 04530-001, Sao Paulo, SP -         AmBev; member of the
                                  Brazil                                Board of Directors of
                                                                        S-Braco and Officer of
                                                                        Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jorge Paulo      Brazil           Avenida Brigadeiro Faria Lima,        Partner of GP          10(5)
Lemann                            3729 - 7o andar, CEP                  InvestimentosLtda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco;
                                  Brazil                                President of ECAP and
                                                                        S-Braco and Chairman
                                                                        of the Board of Directors
                                                                        of S-Braco
------------------------------------------------------------------------------------------------------------
Carlos Alberto   Brazil           Avenida Brigadeiro Faria Lima,        Partner of GP          5(5)
da Veiga                          3729 - 7o andar, CEP                  Investimentos Ltda.;
Sicupira                          04538-905, Sao Paulo, SP,             Officer of Braco and
                                  Brazil                                ECAP and member of the
                                                                        Board of Directors of
                                                                        S-Braco
------------------------------------------------------------------------------------------------------------
Roberto Moses    Brazil           Avenida Brigadeiro Faria Lima,        Partner of GP          20
Thompson Motta                    3729 - 7o andar, CEP                  Investimentos Ltda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco, ECAP
                                  Brazil                                and S-Braco
------------------------------------------------------------------------------------------------------------


-------------------------
     4   In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.

     5   See also Item 5.

                                 Executive Officers of S-Braco
------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Marcel Herrmann  Brazil           Rua Dr. Renato Paes de                Partner of GP          5(6)
Telles                            Barros, no 1.017,                     Investimentos Ltda.;
                                  3o andar                              Co-Chairman of the
                                  cjs. 31 e 32 04530-001,               Board of Directors of
                                  Sao Paulo, SP - Brazil                AmBev; member of the
                                                                        Board of Directors of
                                                                        S-Braco and Officer of
                                                                        Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jorge Paulo      Brazil           Avenida Brigadeiro Faria              Partner of GP          10(6)
Lemann                            Lima, 3729 - 7o andar,                CEP Investimentos
                                  04538-905, Sao Paulo, SP,             Ltda.; Officer of
                                  Brazil                                Braco; President of
                                                                        ECAP and S-Braco and
                                                                        Chairman of the Board
                                                                        of Directors of S-Braco
------------------------------------------------------------------------------------------------------------
Carlos Alberto   Brazil           Avenida Brigadeiro Faria              Partner of GP          5(6)
da Veiga Sicupira                 Lima, 3729 - 7o andar, CEP            Investimentos Ltda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco and
                                  Brazil                                ECAP and member of the
                                                                        Board of Directors of
                                                                        S-Braco
------------------------------------------------------------------------------------------------------------
Roberto Moses    Brazil           Avenida Brigadeiro Faria              Partner of GP          20
Thompson Motta                    Lima, 3729 - 7o andar, CEP            Investimentos Ltda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco, ECAP
                                  Brazil                                and S-Braco
------------------------------------------------------------------------------------------------------------
Paulo Alberto    Brazil           Avenida Brigadeiro Faria              Member of the Board    None
Lemann                            Lima, 3729 - 7o andar, CEP            of Directors of
                                  04538-905, Sao Paulo, SP,             S-Braco
                                  Brazil
------------------------------------------------------------------------------------------------------------


-------------------------
     6   See also Item 5.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2004

                                  FUNDACAO ANTONIO E HELENA
                                  ZERRENNER INSTITUICAO NACIONAL DE
                                  BENEFICENCIA

                                  by  /s/  Roberto Herbster Gusmao
                                     -----------------------------
                                  Name:  Roberto Herbster Gusmao
                                  Title: Member of Advisory Board of Trustee

                                  by  /s/  Victorio Carlos de Marchi
                                     -------------------------------
                                  Name:  Victorio Carlos de Marchi
                                  Title: Member of Advisory Board of Trustee

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2004

                                  BRACO S.A.

                                  by  /s/  Roberto Moses Thompson Motta
                                     ----------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/  Jorge Paulo Lemann
                                     ------------------------
                                  Name:  Jorge Paulo Lemann
                                  Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2004

                                  EMPRESA DE ADMINISTRACAO E
                                  PARTICIPACOES S.A. - ECAP

                                  by  /s/  Roberto Moses Thompson Motta
                                     ----------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/  Jorge Paulo Lemann
                                     ------------------------
                                  Name:  Jorge Paulo Lemann
                                  Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2004

                                  S- BRACO PARTICIPACOES S.A.

                                  by  /s/ Roberto Moses Thompson Motta
                                     ---------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/ Jorge Paulo Lemann
                                      ----------------------
                                  Name:  Jorge Paulo Lemann
                                  Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2004

                                  JORGE PAULO LEMANN

                                  /s/  Jorge Paulo Lemann
                                  -----------------------
                                  Name:  Jorge Paulo Lemann
                                  Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2004

                                  CARLOS ALBERTO DA VEIGA SICUPIRA

                                  /s/  Carlos Alberto da Veiga Sicupira
                                  -------------------------------------
                                  Name:  Carlos Alberto da Veiga Sicupira
                                  Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2004

                                  MARCEL HERRMANN TELLES

                                  /s/  Marcel Herrmann Telles
                                  ---------------------------
                                  Name:  Marcel Herrmann Telles
                                  Title:

      EXHIBIT INDEX

Exhibit No.     Description                                                               Page
-----------     -----------                                                               ----
Exhibit Description
No.

A.             Shareholders' Agreement of AmBev, executed on July 1, 1999, among
               Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr.
               Telles and Carlos Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B.             Shareholders' Agreement of AmBev, executed on July 1, 1999, among
               Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr.
               Telles and Mr. Sicupira, the latter four as intervening parties
               (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa
               Estela and Santa Prude^ncia and, as intervening parties, Mr.
               Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of S-Braco, Braco, ECAP and AmBev (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed on November 29, 2002 by Fundacao, Braco,
               ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D. Joint Filing Agreement pursuant to Rule 13d-1 (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D relating to AmBev, filed on March 1, 2004 by Fundacao, Braco,
               ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.             Contribution and Subscription Agreement dated March 3, 2004 among
               S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew.

F.             Incorporacao Agreement dated March 3, 2004 among AmBev,
               Interbrew, MergeCo and Labatt.

G.             Lock-up Agreement dated March 2, 2004 among EPS and BRC.

H.             Lock-up Agreement dated March 3, 2004 among Interbrew, Mr.
               Lemann, Mr. Sicupira and Mr. Telles.

I.             First Amendment to the AmBev Shareholders Agreement dated
               March 2, 2004 among Fundacao, Braco and ECAP, as well as AmBev,. Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation).

J. Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax.

K.             Form of Amended and Restated Interbrew By-laws (English
               Translation).

L.             Form of Amended Stichting By-laws (English Translation).

M.             Form of Stichting Conditions of Administration (English
               Translation).

N.             Letter dated March 2, 2004 to Mr. Lemann, Mr. Scipura and Mr.
               Telles.